Exhibit 21.1

Subsidiaries of Registrant

SUBSIDIARY	JURISDICTION OF INCORPORATION

Cymer B.V.	the Netherlands
Cymer Japan, Inc.	Japan
Cymer Korea, Inc.	Korea
Cymer Singapore Pte Ltd.	Singapore
Cymer Southeast Asia, Ltd.	Taiwan
Cymer Semiconductor Equipment (Shanghai) Co., Ltd	the People’s Republic of China
TCZ, USA Cymer, Inc.	California
TCZ GmbH (“TCZ”), Cymer, Inc.	Switzerland